EXHIBIT 4
                                                                      ----------


                                                                      Place
                                                                      Sufficient
                                                                      Postage
                                                                      Here



                                Nexen Inc.
                                c/o CIBC Mellon Trust Company
                                PO Box 7010
                                Adelaide Street Postal Station
                                Toronto, Ontario  M5C 2W9
                                Canada


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                                                              [GRAPHIC OMITTED -
                                                                   COMPANY LOGO]
                                                                           NEXEN

         Nexen Inc. mails interim financial statements to registered shareholders and also maintains a list of unregistered shareholders who wish to receive interim financial statements. In order to add your name to this list, please complete the information requested below, sign the card (to certify that you are the unregistered owner of common shares of Nexen Inc.) and return it to CIBC Mellon Trust.

________________________________________________________________________________
Name of Shareholder (please print)


________________________________________________________________________________
Mailing Address


________________________________________________________________________________
City
Province/State


________________________________________________________________________________
Country
Postal/Zip Code


________________________________________________________________________________
Signature